NO ACT

NE
11-24-11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12025128

Received SEC
JAN 06 2012
Washington, DC 20549

January 6, 2012

Shelley J. Dropkin
Citigroup Inc.
dropkins@citi.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-6-12

Re: Citigroup Inc.
Incoming letter dated November 29, 2011

Dear Ms. Dropkin:

This is in response to your letter dated November 29, 2011 concerning the shareholder proposal submitted to Citigroup by Helmut Kling. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Helmut Kling

*** FISMA & OMB Memorandum M-07-16 ***

January 6, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Citigroup Inc.
Incoming letter dated November 29, 2011

The proposal directs the company to add "a full time director who is knowledgeable in Business Economics to the Board of Directors for representing the interest of the owners of the corporation (primarily the holders of common shares)" and "having the right of directly communicating with share holders by e-mail."

There appears to be some basis for your view that Citigroup may exclude the proposal under rule 14a-8(i)(7), as relating to Citigroup's ordinary business operations. In this regard, we note that the proposal relates to the director's right to communicate with shareholders through e-mail. Proposals concerning procedures for enabling shareholder communications on matters relating to ordinary business are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Citigroup omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Citigroup relies.

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

Citigroup Inc.
425 Park Avenue
2nd Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com

citi

November 29, 2011

VIA E-MAIL [shareholderproposals@sec.gov]

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Stockholder Proposal to Citigroup Inc. from Helmut Kling

Dear Sir or Madam:

Pursuant to Rule 14a-8(j) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), attached hereto for filing is a copy of the stockholder proposal and supporting statement (together, the "Proposal") submitted by Dr. Helmut Kling (the "Proponent") for inclusion in the proxy statement and form of proxy (together, the "2012 Proxy Materials") to be furnished to stockholders by Citigroup Inc. (the "Company") in connection with its 2012 annual meeting of stockholders. The Proponent's address, as stated in the Proposal, is *** FISMA & OMB Memorandum M-07-16 *** . The Proponent's telephone number is *** FISMA & OMB Memorandum M-07-16 ***

Also attached for filing is a copy of a statement of explanation outlining the reasons the Company believes that it may exclude the Proposal from its 2012 Proxy Materials pursuant to (i) Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal; (ii) Rule 14a-8(i)(2) because certain aspects of the Proposal would violate the law of Delaware (which is the Company's jurisdiction of organization) and federal law; (iii) Rule 14a-8(i)(1) because the Proposal is not a proper subject for stockholder action under the law of Delaware; and (iv) Rule 14a-8(i)(7) because the Proposal deals with matters relating to the Company's ordinary business operations.

By copy of this letter and the attached material, the Company is notifying the Proponent of its intention to exclude the Proposal from its 2012 Proxy Materials.

The Company is filing this letter with the U.S. Securities and Exchange Commission (the "Commission") not less than 80 calendar days before it intends to file its 2012 Proxy Materials.

The Company respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") of the Commission confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2012 Proxy Materials.

If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,

Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

cc: Dr. Helmut Kling

*** FISMA & OMB Memorandum M-07-16 ***

ENCLOSURE 1

THE PROPOSAL AND RELATED CORRESPONDENCE (IF ANY)

TO: SHELLY DROPKIN
C/O CITIGROUP
425 PARK AVENUE, SECOND FLOOR
NEW YORK NY 10022

REQUEST FOR NEXT PROXY

PLEASE INCLUDE THE PROPOSAL AND REASONING AS STATED BELOW

Dr. Helmut Kling

PROPOSAL : Add a full time director who is knowledgeable in Business Economics to the Board of Directors for representing the interest of the owners of the corporation (Primarily the holders of common shares) and having the right of directly communicating with share holders by e-mail.

REASONING: We have become a leverage and power society in a malfunctioning economy. Most of American Corporations will go bankrupt sooner or later or fail in other ways, and when they do, the managements change their attitudes and work for the expected new share holders and creditors on creating a pre - packaged reorganization plan in the hope to save their jobs. In the case of Citigroup the holders of common shares have been ripped off three times. First, by the Board of Directors letting bad managements run the corporation into bankruptcy. second, by agreeing to a disastrous dilution of an already undervalued equity. and third, by choosing the maximum rate for the reverse split. Not long ago somebody published his wise opinion which is ; " If we do something which does not work, and we keep doing it, it is insanity".
The structure of our national economy cannot work and the business environment will only get worse and force the people to try to help themselves.

DR. HELMUT KLING
(HOLDER OF 286 NEW SHARES)

*** FISMA & OMB Memorandum M-07-16 ***

P.S. PLEASE CONFIRM RECEIPT OF THIS REQUEST

MUT KLING

** FISMA & OMB Memorandum M-07-16 ***

CERTIFIED MAIL

UNITED STATES POSTAL SERVICE

7010 3090 0000 4532 6592

1000

10022

U.S. PO
PAID
JAMAICA
1143
OCT 07
AMOUN
$3.
0004

SHELLIN DROPKIN
C/O CITIGROUP

Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

Citigroup Inc
425 Park Avenue
2 Floor
New York NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com

VIA UPS

October 12, 2011

Dr. Helmut Kling

*** FISMA & OMB Memorandum M-07-16 ***

Dear Dr. Kling:

Citigroup Inc. acknowledges receipt of your stockholder proposal for submission to Citigroup stockholders at the Annual Meeting in April 2012.

Please note that you are required to provide Citigroup with a written statement from the record holder of your securities (usually a bank or broker) that you have held Citigroup stock continuously for at least one year as of the date you submitted your proposal. This statement must be provided within 14 days of receipt of this notice, in accordance with the rules and regulations of the Securities and Exchange Commission.

Sincerely,

Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

ENCLOSURE 2

STATEMENT OF INTENT TO EXCLUDE STOCKHOLDER PROPOSAL

The Proposal asks the Company to "[a]dd a full time director who is knowledgeable in Business Economics to the Board of Directors for representing the interest of the owners of the corporation (Primarily the holders of common shares) and having the right of directly communicating with share holders by e-mail." The Proponent's Proposal and full Supporting Statement are attached hereto.

The Company believes that it may exclude the Proposal from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(10), Rule 14a-8(i)(2), Rule 14a-8(i)(1), and Rule 14a-8(i)(7).

THE PROPOSAL MAY BE EXCLUDED BECAUSE THE COMPANY HAS ALREADY SUBSTANTIALLY IMPLEMENTED IT.

The Company believes that it has substantially implemented the Proposal because its Board of Directors (the "Board") includes directors who are knowledgeable in business economics.[1] Moreover, the Board and its Nomination, Governance and Public Affairs Committee have already adopted nominating criteria that commit the Board to search for similarly knowledgeable candidates in the event the current directors resign.

Rule 14a-8(i)(10) permits an issuer to exclude a proposal if the company has already "substantially implemented the proposal." The purpose of Rule 14a-8(i)(10) is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." *See SEC Release No. 34-12598* (July 7, 1976). However, Rule 14a-8(i)(10) does not require exact correspondence between the actions sought by a stockholder proponent and the issuer's actions in order for the proposal to be excluded. *SEC Release No. 34-20091* (Aug. 16, 1983).

The Board is already composed of qualified individuals with extensive experience in and knowledge of business and economics.

- The Chairman of the Board, Richard D. Parsons, has extensive business experience at both financial and non-financial companies as the former Chairman and CEO of both of Dime Savings Bank of New York and Time Warner Inc.
- The Company's Chief Executive Officer, Vikram S. Pandit, who holds a Ph.D. in finance from Columbia University, brings his nearly 30 years of experience at financial companies to his service on the Board.

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1 In reaching this conclusion, the Company has attributed a plain meaning to the words "business" and "economics." *See* BLACK'S LAW DICTIONARY (9th ed. 2009) (defining "business" as "[a] commercial enterprise carried on for profit"); *id.* (defining "economics" as "[t]he social science dealing with the production, distribution, and consumption of goods and services"). To the extent the Proponent intends a different meaning, the Proposal is vague and indefinite and is accordingly excludable under Rule 14a-8(i)(3).

- Robert L. Joss has extensive practical business experience, as the former CEO and Managing Director of Westpac Banking Corporation Ltd. and former Vice Chairman of Wells Fargo & Company, and is an accomplished academic, as the former Dean and Philip H. Knight Professor of the Graduate School of Business at Stanford University. Dr. Joss has also served as the Deputy to the Assistant Secretary for Economic Policy at the U.S. Department of the Treasury.

- Anthony M. Santomero is the Richard King Mellon Professor Emeritus of Finance at The Wharton School of the University of Pennsylvania and the former President of the Federal Reserve Bank of Philadelphia.

- Ernesto Zedillo holds the posts of Director of the Center for the Study of Globalization and Professor in the Field of International Economics and Politics and Professor of International and Area Studies at Yale University.

Director Joss alone satisfies the Proposal's criteria because he has extensive business experience (as the top officer of Westpac) and in economics (given his prior affiliation at the Department of the Treasury and positions at Stanford University). The other directors have similar backgrounds that establish their qualifications as knowledgeable in business and economics.

Furthermore, through the Company's Corporate Governance Guidelines, which it uses to identify qualified director candidates, the Company has demonstrated an ongoing commitment to nominating highly-qualified individuals for service on the Board, including individuals knowledgeable in business and economics. Under these Guidelines, the Nomination, Governance and Public Affairs Committee reviews the qualifications of potential director candidates, including factors such as a candidate's (i) "business, governmental, non-profit or professional experience" at the executive level indicating that the candidate "will be able to make a meaningful and immediate contribution," (ii) "financial expertise" and (iii) other "special skills, expertise and background."[2]

Through the Board's current composition, consisting of experienced business professionals and experts on economics, and through the Corporate Governance Guidelines demonstrating a commitment to identifying individuals with business experience, financial expertise and other special skills and expertise, the Company has taken all steps permitted under Delaware law to further the election of candidates who are "knowledgeable in Business Economics." Clearly, the substance of the Proposal has been adopted in all material respects by the Company. Indeed, the only aspects of the Proposal that have not been implemented are those parts that ask the Company to add a director primarily representing the interests of the Company's common stockholders and having the right to communicate directly with those stockholders. But, for the reasons set forth below, the Company cannot implement these parts of the Proposal because doing so would violate Delaware and federal law. Accordingly, all of the substantive features of the Proposal that can be lawfully implemented have already been implemented by the Company. Therefore, the Proposal may be excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(10).

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2 *Citigroup Inc.*, Corporate Governance Guidelines, at 2-3 (Jan. 19, 2011) (attached hereto as Enclosure 4).

THE PROPOSAL MAY BE EXCLUDED BECAUSE IT WOULD, IF IMPLEMENTED, CAUSE THE COMPANY TO VIOLATE DELAWARE AND FEDERAL LAW.

The Proposal may be excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(2) because it would, if implemented, cause the Company to violate Delaware law. As more fully described in the opinion of the Delaware law firm of Morris, Nichols, Arsht & Tunnell LLP (the "Legal Opinion," attached hereto as Enclosure 3), the Proposal would violate Delaware law in three respects:

- First, the Proposal would give a single director the power to decide what should be communicated to the Company's stockholders. However, under Delaware law, such a decision must be made by the board of directors, as a collective body, not by a single director. Further, a director owes a duty of confidentiality to the Company and, to comply with this duty, the director should use corporate information only for the purpose of informing himself or herself on board decisions. The Proposal asks a director to breach this duty by allowing him or her to circumvent the board, and freely make disclosures.

- Second, the Proposal would impermissibly narrow a director's fiduciary duties by asking for the election of a director who primarily represents the interests of the common stockholders at the expense of the Company's preferred stockholders. The directors of the Company owe fiduciary duties to act in the best interests of *all* stockholders. The Proposal would violate Delaware law because there are instances where directors cannot favor the interests of the common stockholders over the preferred stockholders.[3]

- Third, the Proposal appears to require the Company's board to appoint a new director to the board. Under Delaware law, the stockholders cannot force the board to appoint a new director. The board must exercise its own best judgment in nominating or appointing new directors. The stockholders may nominate and elect their own candidates to the board, but they cannot force the board to find another director if the board believes the company's interests would not be served by that action.

The Staff has consistently concurred with the exclusion of proposals that would require a company's directors to violate state law. For example, recently the Staff permitted the exclusion, pursuant to Rule 14a-8(i)(2), of a proposal to amend a company's bylaws to require prioritizing distributions to stockholders over the company's debt obligations or an asset acquisition and to take all necessary actions to implement that proposal. *Vail Resorts, Inc.* (Sept. 16, 2011). The company had argued that the proposal would cause the directors to violate Delaware law by requiring them to prioritize distributions to stockholders even if such distributions were otherwise illegal or if the board determined that there were better uses for corporate funds. *Id.*; *see also Monsanto Co.* (Nov. 7, 2008) (concurring in the exclusion, pursuant to Rule 14a-8(i)(2), of a proposal seeking a bylaw requiring all directors to take an oath of allegiance to the Constitution of the United States where the company argued that the proposal violated Delaware law because, *inter alia*, it would impermissibly restrict the directors' exercise

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3 As of September 30, 2011, the Company had 12,038 shares of preferred stock outstanding. *See Citigroup Inc.*, Form 10-Q, at 96 (filed Nov. 4, 2011).

of their fiduciary duties). Similar to *Vail Resorts* and *Monsanto*, the Proposal would place a director in the position of having to violate the fiduciary duties that the director would owe to all the stockholders, regardless of class, by prioritizing the interests of the common stockholders over those of the preferred stockholders even on matters as to which the director owes a shared fiduciary duty to both classes of stockholders. If implemented, the Proposal would also purport to empower a director to violate his duty of confidentiality and exceed his or her role as a single member of the Board

For all these reasons, which are explained in detail in the Legal Opinion, the Proposal violates Delaware law. The Company's stockholders should not be asked to vote on a proposal that would require the Company to add a director whose duties and rights violate Delaware law. Accordingly, the Company may exclude the Proposal pursuant to Rule 14a-8(i)(2).

The Proposal may also be excluded pursuant to Rule 14a-8(i)(2) because, if implemented, it would cause the Company to violate federal law. The Proposal asks that a director be permitted to make selective communications to some but not all stockholders. This would be in contravention of Regulation FD, which prohibits the type of selective disclosure urged by the Proponent.[4] Regulation FD applies to all issuers that, like the Company, have a class of securities registered under Section 12 of the Act. The Regulation requires that, when issuers disclose material nonpublic information to certain categories of persons, the issuers must also make that information public. 17 C.F.R. § 243.100. More specifically, Regulation FD prohibits selective disclosure of material nonpublic information to any person "outside of the issuer" who is, *inter alia*, a "holder of the issuer's securities, under circumstances in which it is reasonably foreseeable that the person will purchase or sell the issuer's securities on the basis of the information" (a "Restricted Person"). *Id.* at § 243.100(b)(1)(iv). If an issuer discloses material nonpublic information to a Restricted Person, it must publicly disclose that information either "simultaneously" or "promptly," in the case of an intentional or non-intentional disclosure, respectively. *Id.* at § 243.100(a). Such public disclosure must be either through a Form 8-K filing or through another method that is "reasonably designed to provide broad, non-exclusionary distribution of the information to the public." *Id.* at § 243.101(e).

Were the Proposal to be adopted, the Company would have a director, who as a member of the Board would have largely unfettered access to material nonpublic information about the Company, with the right to directly communicate with the stockholders of the Company through email. If a stockholder with whom the director chooses to communicate is a "Restricted Person," as many stockholders likely would be, then the Company would have to make public disclosure of that information or be in violation of Regulation FD. While Regulation FD excludes from the category of Restricted Persons individuals "who expressly agree to maintain the disclosed information in confidence," the Proposal does not limit the director's right to communicate with the stockholders to only those stockholders who have so

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4 We note that the Staff has taken the position that violation of a regulation is a permissible basis for exclusion under Rule 14a-8(i)(2). *See General Electric Co.* (Jan. 13, 1984) (concurring in the exclusion, pursuant to the predecessor to Rule 14a-8(i)(2), of a proposal that the company argued would cause it to violate a treasury department regulation).

agreed. *Id.* at § 243.100(b)(2).[5] Thus, if the Proposal were adopted, the Company would be unable to ensure its continued compliance with Regulation FD.

If the Proposal were implemented, the Company would be placed in the position of having to either (a) repeatedly violate Regulation FD each time the director exercised his or her right to communicate material nonpublic information to a stockholder or (b) publicly disclose whatever material nonpublic information such a director may decide to disclose to a stockholder. The latter alternative would undermine the proper functioning of the Board and therefore violate Delaware law because, as noted in the Legal Opinion, a single director cannot dictate to the Board what should be disclosed to the public or the stockholders. For the foregoing reasons, the Company may exclude the Proposal pursuant to Rule 14a-8(i)(2).

THE PROPOSAL MAY BE EXCLUDED BECAUSE IT IS NOT A PROPER SUBJECT FOR ACTION BY STOCKHOLDERS UNDER DELAWARE LAW.

The Legal Opinion also concludes, and the Company agrees, that, because the Proposal would, if implemented, cause the Company to violate Delaware law, it is not a proper subject for stockholder action and may be excluded pursuant to Rule 14a-8(i)(1).

As noted in the Legal Opinion, the Proposal impermissibly seeks to require the Board to add another director. The stockholders cannot force the Board to take this action if the Board does not believe, in its good faith judgment, that this action is advisable.[6]

Alternatively, even if the Proposal is viewed as precatory (to merely recommend that the Board add a director who can communicate with stockholders), using such a format will save a proposal from exclusion on this basis only if the action that the proposal recommends that the directors take is in fact a proper matter for director action. Because the Proposal would, if implemented, cause the Company to violate Delaware law, by adding a director purportedly (i) empowered to exceed a director's proper role as a part of a collective body by acting as an individual agent, (ii) authorized to communicate directly with the stockholders in violation of his or her duty of confidentiality and (iii) required to prefer the interests of one stockholder group over another, it should be excluded pursuant to Rule 14a-8(i)(1). The Staff has repeatedly indicated that it will not recommend enforcement action if a company excludes a precatory proposal because the recommended action would violate state law.[7] Here, the Proposal,

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5 We understand that the Company would not be held to have violated Regulation FD if the director made disclosures in violation of his or her duty of confidentiality to the Company. 17 C.F.R. § 243.101(c). As noted above, a director would breach his or her duty of confidentiality under Delaware law by disclosing information without Board approval. However, to the extent these disclosures do not violate Delaware law, they would cause the Company to violate Regulation FD.

6 The Staff has noted that proposals cannot force a board's hand on specific actions regarding the management of a company's business and affairs. *See, e.g.*, *Archer-Daniels-Midland Co.* (Aug. 18, 2010) (proposal prohibiting use of corporate funds for political electoral campaign purposes excludable unless re-written as a recommendation or request for board action).

7 *Pennzoil Corporation* (Mar. 22, 1993) (stating that the Staff would not recommend enforcement action against Pennzoil for excluding a precatory proposal that asked directors to adopt a bylaw that could be amended only by the stockholders because under Delaware law "there is a substantial question as to

regardless of whether it is precatory, must be excluded because, as noted in the Legal Opinion, Delaware law requires that directors owe their fiduciary duties to all classes of stockholders, imposes upon directors a duty of confidentiality and does not authorize a director, as an individual, to act as an agent of the corporation.

THE PROPOSAL MAY BE EXCLUDED BECAUSE IT RELATES TO THE COMPANY'S ORDINARY BUSINESS OPERATIONS.

The Proposal may be excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations. The Staff has explained that the general underlying policy of Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *SEC Release No. 34-40018* (May 21, 1998). The first central consideration upon which that policy rests is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second central consideration underlying the exclusion for matters related to the Company's ordinary business operations is "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* The second consideration comes into play when a proposal involves "methods for implementing complex policies." *Id.*[8]

The Staff has consistently taken the position that stockholder proposals relating primarily to the methods of communications between a company and its stockholders may be excluded as relating to ordinary business.[9] *See XM Satellite Radio Holdings Inc.* (May 14, 2007) (concurring in the exclusion of a proposal relating to "procedures for improving shareholder communications" because it related to the company's "ordinary business operations"); *Advanced Fibre Communications, Inc.* (Mar. 10, 2003) (concurring in the exclusion of a proposal requesting that the board of directors establish an office "to enable direct communications . . . between non-management directors and shareholders" because the proposal related to "procedures for enabling shareholder communications" and, thus, to the company's "ordinary business operations"). Under this precedent, appropriate methods for stockholder communications are part of the ordinary business of a company and stockholder proposals pertaining thereto are excludable under Rule 14a-8(i)(7).

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whether . . . the directors may adopt a by-law provision that specifies that it may be amended only by shareholders").

8 The Staff has reaffirmed the ordinary business test in *Bulletin No. 14E*, which clarifies that a proposal relating to the evaluation of risk may be excluded from a company's proxy materials if the underlying subject matter of the proposal relates to an ordinary business matter of the company. *Staff Legal Bulletin No. 14E* (2009).

9 In contrast, the Staff has explained that it will deny a request to exclude a proposal regarding stockholder communications under Rule 14a-8(i)(7) where "the proposal limited the nature of the communications to [matters] other than ordinary business matters." *Review of the Proxy Process Regarding the Nomination and Election of Directors* at n.53 (July 15, 2003).

The Company acknowledges that communicating with its stockholders is a duty and responsibility of the Company's management. Moreover, the Company is subject to state and federal laws imposing specific obligations upon the Company regarding its communications with its stockholders including a requirement that all stockholder communications be made in a complete and candid manner.[10] In determining the appropriate methods for complying with these requirements, the Company must necessarily make a complex corporate policy decision that undoubtedly relates to the Company's ordinary business operations. And, in fact, the Company has adopted a communications policy as part of its Corporate Governance Guidelines.[11] Consistent with the Staff's recognition that the appropriate methods for stockholder communications are a matter related to a company's ordinary business operations, Delaware law recognizes that company confidentiality policies "deserve[] significant weight."[12] The Board in managing the ordinary business operations of the Company has, thus, already demonstrated a commitment to adopting appropriate policies regarding stockholder communications.

Because the Proposal plainly is intended to specify a method through which the stockholders can communicate directly with a member of the Board, it pertains to the ordinary business operations of the Company and may be excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(7).

CONCLUSION

For the foregoing reasons, the Company believes the Proposal may be excluded pursuant to Rules 14a-8(i)(10), 14a-8(i)(2), 14a-8(i)(1), and Rule 14a-8(i)(7), and respectfully requests that the Staff confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2012 Proxy Materials.

4581798

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10 *See, e.g., Disney v. The Walt Disney Co.*, 857 A.2d 444, 450 (Del. Ch. 2004) (noting the duty of a corporation to "make complete [and] candid disclosures" when it communicates with its stockholders).

11 *See Citigroup Inc.*, Corporate Governance Guidelines, at 7 (Jan. 13, 2011).

12 *Disney v. The Walt Disney Company*, 2005 WL 1538336, at *3 (Del. Ch. June 20, 2005).

ENCLOSURE 3

OPINION OF MORRIS, NICHOLS, ARSHT & TUNNELL LLP

MORRIS, NICHOLS, ARSHT & TUNNELL LLP

1201 NORTH MARKET STREET
P.O. BOX 1347
WILMINGTON, DELAWARE 19899-1347

302 658 9200
302 658 3989 FAX

November 29, 2011

Citigroup Inc.
425 Park Avenue
New York, NY 10022

Re: Stockholder Proposal Submitted By Helmut Kling

Ladies and Gentlemen:

This letter confirms our opinion regarding a stockholder proposal (the "Proposal") submitted by Dr. Helmut Kling (the "Proponent") to Citigroup Inc., a Delaware corporation (the "Company"), for inclusion in the Company's proxy statement and form of proxy for its 2012 annual meeting of stockholders. For the reasons set forth below, it is our opinion that (i) the Proposal, if implemented, would violate Delaware law and (ii) the Proposal is not a proper subject for stockholder action under Delaware law.

I. Summary Of The Proposal And Our Opinion.

The Proposal states:

> Add a full time director who is knowledgeable in Business Economics to the Board of Directors for representing the interest of the owners of the corporation (Primarily the holders of common shares) and having the right of directly communicating with share holders by e-mail.

The Proposal, if implemented, would violate Delaware law, and is not a proper subject for stockholder action under Delaware law, for three reasons.

First, the Proposal would give a single director the power to decide what should be communicated to the Company's stockholders. However, under Delaware law, such a decision must be made by the board of directors, as a collective body, not by a single director. Under Delaware law, non-public information is an asset that belongs to the Company, and the board as a whole must decide whether and how information is disclosed. Further, a director owes a duty of confidentiality to the Company. To comply with this duty, the director should use corporate information only for the purpose of informing himself or herself on board decisions. The Proposal asks a director to breach this duty by allowing him or her to circumvent the board, and freely make disclosures.

Second, the Proposal would impermissibly narrow a director's fiduciary duties by asking for the election of a director who primarily represents the interests of the common stockholders at the expense of the Company's preferred stockholders. The directors of the Company owe fiduciary duties to act in the best interests of *all* stockholders. The Proposal would violate Delaware law because there are instances where directors cannot favor the interests of the common stockholders over the preferred stockholders.

Third, the Proposal appears to require the Company's board to appoint a new director to the board. Under Delaware law, the stockholders cannot force the board to appoint a new director. The board must exercise its own best judgment in nominating or appointing new directors. The stockholders may nominate and elect their own candidates to the board, but they cannot force the board to find another director if the board believes the company's interests would not be served by that action.

For the foregoing reasons, and as explained in greater detail below, it is our opinion that (i) the Proposal would cause the Company to violate Delaware law if the stockholders adopted it and (ii) the Proposal is not a proper subject for stockholder action under Delaware law.

II. The Proposal, If Implemented, Would Cause The Company To Violate Delaware Law.

A. A Single Director Cannot Have An Unfettered Right To Unilaterally Disseminate Information To Stockholders.

The Proposal would give a single director the right to unilaterally disseminate Company information to stockholders. The Company's stock is widely held, so the Proposal would effectively vest a single director with the right to make public any information about the Company.[1]

[1] The Company already has a communications policy in place as part of its corporate governance guidelines, which recognize that the board or senior management might request a director or directors to communicate with different constituencies in particular circumstances. This communications policy also provides a process through which stockholders can contact members of the Board, including the Chairman or non-management directors as a group, by forwarding their correspondence to the Corporate Secretary, whose office will then review and forward such correspondence to the appropriate person. *See Citigroup Inc.*, Corporate Governance Guidelines, at 7 (Jan. 19, 2011) ("The Board believes that senior management speaks for the Company. Individual Board members may, from time to time, meet or otherwise communicate with various constituencies that are involved with the Company, at the request of the Board or senior management."). The Proposal would circumvent the authority of the board (which also has authority over management) to control such communications, by mandating that a single director have power to go around the board and make his or her own decision on such matters.

The Proposal is at odds with Delaware law because it assumes that a person's service on a board gives that person unilateral power to make decisions and take actions as a single director, without having to first obtain a consensus from the whole board. This is contrary to the legal nature of a board of directors. As stated in one well-known treatise on corporate law: "A corporation does not act through its individual directors, but rather through its board of directors as a whole. An individual director has no authority to take action on behalf of the corporation without the consent of the board of directors."[2] This is also the law of Delaware. Under Section 141 of the Delaware General Corporation Law, directors can only authorize corporate action at a board meeting (where such action is approved by a majority of a quorum of the board) or by a writing signed by all the directors.[3] Contrary to these well-settled principles that govern how a board functions, the Proponent seeks the addition of a free agent to the board, who can decide to disclose information without the approval of the full board and without going through a vetting process approved by the board. A single director cannot exercise this power. Only the board as a collective body, informed by the input and judgment of all its members (including, of course, its independent directors), has the power and duty to weigh the potential advantages and disadvantages of disclosure and make a final decision on the matter.[4]

In addition to being contrary to the statutorily mandated balance of power between an individual director and the board as a whole, the Proposal is also contrary to the duty of confidentiality owed by directors to one another and to the corporation. Under Delaware law, directors have a "reasonable expectation that their deliberations [will] remain private unless disclosed in the course of litigation or pursuant to some other legal requirement."[5] A threat of disclosure would have a chilling effect on board deliberations. Directors may be reluctant to voice their opinions if there is a chance one of the other directors will broadcast these opinions to the public. Directors and management may be more reluctant to explore all alternatives to a given decision if there is a threat that a director will publicly disclose rejected courses of action

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2 *Fletcher Cyc. Corp.* § 505.

3 8 *Del. C.* § 141(b), (f); *see generally Solstice Capital II, Ltd. Partnership v. Ritz*, 2004 WL 765939 (Del. Ch. Apr. 6, 2004) (noting that a board can only act at a meeting or, "where the decision is so clear that the vote is unanimous," a board can act by unanimous written consent); *see also Blish v. Thompson Automatic Arms Corp.*, 64 A.2d 581, 604 (Del. 1948) (finding stock issuance at a board meeting lacking a quorum was "improper and irregular"); *Liberis v. Europa Cruises Corp.*, 1996 WL 73567 (Del. Ch. Feb. 8, 1996) (finding that corporate action was invalid and not subject to cure by ratification where the court concluded that no board meeting had taken place).

4 The board of directors could form a committee of directors and authorize such committee to decide or make recommendations to the board on such matters. 8 *Del. C.* § 141(c). However, the formation of a committee would itself require a board decision, and the board would need to decide whether to keep the committee in place after it has been formed. The Proposal does not recommend that the board consider creating such a committee, but rather simply takes an important power of the board as a whole and transfers it to a new, special director.

5 *Disney v. The Walt Disney Company*, 2005 WL 1538336 (Del. Ch. June 20, 2005) (refusing to permit a stockholder to publicly disclose correspondence among directors, which the stockholder obtained in exercising his statutory right to inspect the corporation's books and records).

in order to second-guess the board's chosen decision. Directors must be permitted to have open and candid discussions to encourage informed and deliberative decisions.[6]

Aside from these threats to board process, the underlying substance of a director communication to stockholders could damage the Company's underlying business. A director communication might include proprietary information that falls into the hands of a competitor, or disclosure of sensitive information that adversely affects the Company's relationship with third parties.[7]

Because the risks of disclosure are so great, Delaware law imposes a duty of confidentiality on directors. In one well-known decision where the Delaware Court of Chancery was asked to impose confidentiality restrictions on information obtained by a director, the court declined to do so, observing that directors already owe a duty of confidentiality under Delaware law: "[A director] is already under an obligation to maintain the confidences of [the corporation]; to use its confidential information only to inform discussion among directors and action by the board or a committee."[8] Delaware law treats corporate information as a valuable asset that belongs to the corporation.[9] Even if a director believes corporate information should be made public, it cannot be disclosed without authorization from the corporation itself.[10]

6 *Cf. Disney*, 2005 WL 1538336, at *4 ("If any shareholder can make public the preliminary discussions, opinions and assessments of board members and other high-ranking employees, it would surely have a chilling effect on board deliberations.").

7 *See* The American Bar Association's *Corporate Director's Guidebook*, Section 3, Part D.5 ("A director who improperly discloses non-public information to persons outside the corporation can . . . harm the corporation's competitive position or damage investor relations . . . Equally important, unauthorized director disclosure of non-public information can damage the bond of trust between and among directors and management, discourage candid discussions and jeopardize boardroom effectiveness and director collaboration.").

8 *Holdgreiwe v. Nostalgia Network*, 1993 WL 144604, at *6 (Del. Ch. Apr. 29, 1993).

Like the application of any fiduciary duty to specific facts, there may be circumstances where disclosure by a director is permitted. For example, the Delaware Court of Chancery has held that a director can share information with a stockholder where the corporation was essentially a joint venture, owned 50%/50% by two stockholders. *Kortum v. Webasto Sunroofs Inc.*, 769 A.2d 113, 121 (Del. Ch. 2000). In that case, the court also held that the 50% stockholder had an independent right to receive the information in exercising its statutory right to inspect the corporate books and records. The court observed that a 50% stockholder of a closely held corporation has a greater interest in receiving information about the corporation than stockholders of a public corporation. *Id.* at 124.

This type of exception does not apply to the Proposal, because it seeks an unrestricted right to permit a single director to share information about a widely held public corporation.

9 *Cooke v. Oolie*, 2000 WL 710199, at *18 (Del. Ch. May 24, 2000) ("Inside information is a corporate asset.").

10 We note that a director's duty of confidentiality does not prevent stockholders from obtaining information about the Company. When stockholders are asked to take action on a matter, Delaware law requires the Company to provide stockholders the material information they need to make an informed decision. *See,*

Because the Proposal would treat a single director as an independent agent with the power to publicly disclose corporate information, without board approval, it would violate Delaware law.

B. Directors Owe Duties To All Stockholders.

The Proposal would also violate Delaware law if implemented because it asks for a director who primarily represents the interests of the common stockholders. We understand that the Company has both common stock and preferred stock outstanding. Under Delaware law, the directors owe fiduciary duties to represent the interests of *all* stockholders.[11] Even a director elected exclusively by the common stockholders must act in the best interests of all stockholders.[12] These fiduciary duties cannot be modified by the Company's governing documents or by any other form of contract.[13]

Delaware law recognizes that there are specific circumstances where a director cannot favor the interests of the common stockholders over the preferred stockholders. In instances where the preferred stockholders have not bargained for a right of preferential treatment over the common stockholders, the directors must treat the preferred stockholders

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e.g., *Gantler v. Stephens*, 965 A.2d 695, 710 (Del. 2009) ("[D]irectors of Delaware corporations have a fiduciary duty to disclose fully and fairly all material information within the board's control when it seeks shareholder action."). Stockholders also have a statutory right to inspect the books and records of the corporation, if they have a proper purpose for doing so. 8 *Del. C.* § 220. However, when a stockholder exercises his or her right to inspect books and records, the corporation may require the stockholder to enter into a confidentiality agreement not to share the information with others. *Disney v. The Walt Disney Co.*, 857 A.2d 444, 447 (Del. Ch. 2004). Accordingly, even a stockholder's statutory right to obtain information is subject to confidentiality restrictions.

11 *Gilbert v. El Paso Co.*, 1988 WL 124325, at *9 (Del. Ch. Nov. 21, 1988) ("[T]he directors' fiduciary duty runs to the corporation and to the entire body of shareholders generally, as opposed to specific shareholders or shareholder subgroups"), *aff'd*, 575 A.2d 1131 (Del. 1990); *In re Trados Inc. S'holder Litig.*, 2009 WL 2225958, at *7 (Del. Ch. July 24, 2009) ("[D]irectors owe fiduciary duties to preferred stockholders as well as common stockholders where the right claimed by the preferred 'is not to a preference as against the common but rather a right shared equally with the common.'").

12 *Phillips v. Insituform of N. Am., Inc.*, 1987 WL 16285, at *10 (Del. Ch. Aug. 27, 1987) (noting that Delaware law "does not recognize a special duty on the part of directors elected by a special class to the class electing them").

13 *Sutherland v. Sutherland*, 2009 WL 857468, at *4 (Del. Ch. Mar. 23, 2009) (explaining that while a provision modifying the fiduciary duty of loyalty "is permissible under the Delaware Limited Liability Company Act and the Delaware Revised Uniform Limited Partnership Act, where freedom of contract is the guiding and overriding principle, it is expressly forbidden by the [Delaware General Corporation Law]"); *cf.* 8 *Del. C.* § 102(b)(7) (permitting corporations to include provisions limiting *personal liability* for a director's breach of his or her duty of care, but not permitting modification of a director's underlying fiduciary duties).

fairly.[14] For example, the Delaware Court of Chancery has held that, when the preferred stockholders do not have specific bargained-for rights regarding what the preferred stockholders receive in a merger, the corporation must fairly apportion the merger consideration among the common stock and preferred stock. The Proposal would violate Delaware law by requiring that one of the Company directors favor the common stockholders over the preferred stockholders, even in a transaction where equal treatment is warranted in order to be fair to the preferred stockholders.

III. The Proposal Is Not A Proper Subject For Stockholder Action.

Because the Proposal, if implemented, would cause the Company to violate Delaware law, as explained above, we believe the Proposal is also not a proper subject for stockholder action under Delaware law.

The Proposal is also not a proper subject for stockholder action because it requires the board to "add" a new director. Under Delaware law, however, the board cannot be forced to appoint another director. The current directors owe a duty to bring their own best judgment to bear on board decisions, and the Delaware courts have expressly held that the board cannot delegate to others their responsibility for nominating and appointing specific candidates to the board.[15] The board can nominate and appoint only those persons it deems qualified to serve as directors. If the Proponent wants to locate and submit a candidate for election by his fellow stockholders, Delaware law permits him to do so, but he cannot force the board to add another director if, in the exercise of the board's good faith judgment, it determines that action is not advisable.[16]

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14 *See Jedwab v. MGM Grand Hotels, Inc.*, 509 A.2d 584 (Del. Ch. 1986); *In re FLS Holdings, Inc. S'holders Litig.*, 1993 WL 104562 (Del. Ch. Apr. 2, 1993); *Eisenberg v. Chicago Milwaukee Corp.*, 537 A.2d 1051 (Del. Ch. 1987).

In contrast, where the preferred stockholders have bargained for a specific preference over the common stock regarding a corporate action, then the corporation need only afford the preferred stock their bargained for preference and can otherwise favor the common stockholders with respect to actions that relate to the preference. *See LC Capital Master Fund, Ltd. v. James*, 990 A.2d 435 (Del. Ch. 2010).

15 *Chapin v. Benwood Foundation, Inc.*, 402 A.2d 1205, 1210-11 (Del. Ch. 1979) (holding that filling vacancies on the board was a matter "at the heart of the management of the corporation" and was, therefore, a responsibility of the board that could not be delegated to another); *Abercrombie v. Davis*, 123 A.2d 893, 899 (Del. Ch. 1956) (noting that each director has a duty to use his or her "own best judgment on matters coming before the board"), *rev'd on other grounds*, 130 A.2d 338 (Del. 1957).

16 Delaware law does permit stockholders to adopt bylaws that impose qualifications that all director candidates must satisfy in order to be elected. 8 *Del. C.* § 141(b). However, even when a director qualification bylaw is adopted, the bylaw only limits the category of persons who the board can elect to serve on the board. The bylaw cannot affirmatively require the board to appoint an additional director unless the board believes that appointment will advance the best interests of the corporation.

IV. Conclusion.

For the foregoing reasons, it is our opinion that (i) the Proposal, if implemented, would violate Delaware law and (ii) the Proposal is not a proper subject for stockholder action under Delaware law.

Very truly yours,

Morris, Nichols, Arsht & Tunnell LLP

4595928

ENCLOSURE 4

CORPORATE GOVERNANCE GUIDELINES OF CITIGROUP INC.

CITIGROUP INC.
CORPORATE GOVERNANCE GUIDELINES
As of January 19, 2011

Corporate Governance Mission

Citigroup Inc. (the "Company") aspires to the highest standards of corporate governance and ethical conduct: doing what we say; reporting results with accuracy and transparency; and maintaining full compliance with the laws, rules and regulations that govern the Company's businesses.

Board of Directors

The Board of Directors' primary responsibility is to provide effective governance over the Company's affairs for the benefit of its stockholders, and to consider the interests of its diverse constituencies around the world, including its customers, employees, suppliers and local communities. In all actions taken by the Board, the Directors are expected to exercise their business judgment in what they reasonably believe to be the best interests of the Company. In discharging that obligation, Directors may rely on the honesty and integrity of the Company's senior executives and its outside advisors and auditors.

Number and Selection of Board Members

The Board has the authority under the by-laws to set the number of Directors, which should be in the range of 13 to 19, with the flexibility to increase the number of members in order to accommodate the availability of an outstanding candidate or the Board's changing needs and circumstances. Candidates for the Board are recommended to the Board of Directors by the Nomination and Governance Committee in accordance with the qualifications approved by the Board and set forth below, taking into consideration the overall composition and diversity of the Board and areas of expertise that new Board members might be able to offer. Directors are elected by the stockholders at each Annual Meeting by majority vote (other than in contested elections), to serve for a one-year term, which expires on the date of the next Annual Meeting. Between Annual Meetings, the Board may elect additional Directors to serve until the next Annual Meeting. The Nomination and Governance Committee nominates annually one of the members of the Board to serve as Chairman of the Board.

Confidential Voting Policy

It is the Company's policy that every stockholder shall have the right to require the Company to keep his or her vote confidential, whether submitted by proxy, ballot, internet voting, telephone voting or otherwise. If a stockholder elects, in connection with any decision to be voted on by stockholders at any Annual or Special Meeting, to keep his or her vote confidential, such vote shall be kept permanently confidential and shall not be disclosed to the Company, to its affiliates, Directors, officers and employees or to any third parties except: (a) as necessary to meet applicable legal requirements and to assert or defend claims for or against the Company, (b) in case of a contested proxy solicitation, (c) if a stockholder makes a written comment on the proxy card or otherwise communicates his or her vote to management, or (d) to allow the independent inspectors of election to certify the results of the vote. Employee stockholders in the Citigroup Common Stock Fund under the 401(k) plan or one of the Company's retirement, savings or employee stock ownership plans already enjoy confidential treatment as required by law and, without the need for any action on their parts, will continue to vote their shares confidentially.

Director Independence

At least two-thirds of the members of the Board should be independent. The Board has adopted the Director Independence Standards set forth in the attached Exhibit "A" to assist the Board in making the independence determination. The Director Independence Standards are intended to comply with the New York Stock Exchange ("NYSE") corporate governance rules and all other applicable laws, rules and regulations regarding director independence in effect from time to time. A Director shall qualify as independent for purposes of service on the Board of the Company and its Committees if the Board has determined that the Director has no material relationship with the Company, as defined in the Director Independence Standards.

Qualifications for Director Candidates

One of the of the Board's most important responsibilities is identifying, evaluating and selecting candidates for the Board of Directors. The Nomination and Governance Committee reviews the qualifications of potential director candidates and makes recommendations to the whole Board. The factors considered by the Committee and the Board in its review of potential candidates include:

- Whether the candidate has exhibited behavior that indicates he or she is committed to the highest ethical standards.

- Whether the candidate has had business, governmental, non-profit or professional experience at the Chairman, Chief Executive Officer, Chief Operating Officer or equivalent policy-making and operational level of a large organization with significant international activities that indicates that the candidate will be able to make a meaningful and immediate contribution to the Board's discussion of and decision-making on the array of complex issues facing a large financial services business that operates on a global scale.

- Whether the candidate has special skills, expertise and background that would complement the attributes of the existing Directors, taking into consideration the diverse communities and geographies in which the Company operates.

- Whether the candidate has the financial expertise required to provide effective oversight of a diversified financial services business that operates on a global scale.

- Whether the candidate has achieved prominence in his or her business, governmental or professional activities, and has built a reputation that demonstrates the ability to make the kind of important and sensitive judgments that the Board is called upon to make.

- Whether the candidate will effectively, consistently and appropriately take into account and balance the legitimate interests and concerns of all of the Company's stockholders and our other stakeholders in reaching decisions, rather than advancing the interests of a particular constituency.

- Whether the candidate possesses a willingness to challenge management while working constructively as part of a team in an environment of collegiality and trust.

- Whether the candidate will be able to devote sufficient time and energy to the performance of his or her duties as a Director.

Application of these factors involves the exercise of judgment by the Board.

Lead Director

Unless the Chairman of the Board is an independent Director, the Board shall appoint a Lead Director whose responsibilities shall include: (i) presiding at all meetings of the Board at which the Chairman is not present, including executive sessions of the independent Directors; (ii) serving as liaison between the Executive Chairman and the independent Directors; (iii) approving information sent to the Board; (iv) approving meeting agendas for the Board; (v) approving meeting schedules to assure that there is sufficient time for discussion of all agenda items; (vi) having the authority to call meetings of the independent Directors; and (vii) if requested by major shareholders, ensuring that he or she is available for consultation and direct communication.

Any Lead Director appointed by the Board must satisfy the Director Independence Standards set forth in Exhibit A and the rules of the New York Stock Exchange.

Additional Board Service

The number of other public company boards on which a Director may serve shall be subject to a case-by-case review by the Nomination and Governance Committee, in order to ensure that each Director is able to devote sufficient time to perform his or her duties as a Director.

Members of the Audit Committee may not serve on more than three public company audit committees, including the Audit Committee of the Company.

Interlocking Directorates

No inside Director or Executive Officer of Citigroup shall serve as a director of a company where a Citigroup outside Director is an Executive Officer.

Stock Ownership Commitment

The Board and certain senior executives of the Company are subject to a Stock Ownership Commitment ("SOC"), which requires these individuals to maintain a minimum ownership level of Citigroup stock. The Board may revise the terms of the SOC from time to time to reflect legal and business developments warranting a change. The terms of the current SOC will be reported in the proxy statement for the Company's Annual Meeting. Exceptions to the SOC may include estate-planning transactions and certain other circumstances.

Retirement from the Board/Term Limits

Directors may serve on the Board until the Annual Meeting of the Company next following their 72nd birthday, and may not be reelected after reaching age 72, unless this requirement has been waived by the Board for a valid reason. The Company has not adopted term limits for Directors.

Change in Status or Responsibilities

If a Director has a substantial change in professional responsibilities, occupation or business association he or she should notify the Nomination and Governance Committee and offer his or her resignation from the Board. The Nomination and Governance Committee will evaluate the facts and circumstances and make a recommendation to the Board whether to accept the resignation or request that the Director continue to serve on the Board.

If a Director assumes a significant role in a not-for-profit entity he or she should notify the Nomination and Governance Committee.

Board Committees

The standing committees of the Board are the Audit Committee, the Personnel and Compensation Committee, the Nomination and Governance Committee, the Public Affairs Committee and the Risk Management and Finance Committee. All members of the Audit Committee, the Personnel and Compensation Committee and the Nomination and Governance Committee shall meet the independence criteria, as determined by the Board, set forth in the NYSE corporate governance rules, and all other applicable laws, rules or regulations regarding director independence. Committee members shall be appointed by the Board upon recommendation of the Nomination and Governance Committee, after consultation with the individual Directors. Committee chairs and members shall be rotated at the recommendation of the Nomination and Governance Committee.

Each committee shall have its own written charter which shall comply with the applicable NYSE corporate governance rules, and other applicable laws, rules and regulations. The charters shall set forth the mission and responsibilities of the committees as well as qualifications for committee membership, procedures for committee member appointment and removal, committee structure and operations and reporting to the Board.

The Chair of each committee, in consultation with the committee members, shall determine the frequency and length of the committee meetings consistent with any requirements set forth in the committee's charter. The Chair of each committee, in consultation with the appropriate members of the committee and senior management, shall develop the committee's agenda. At the beginning of the year, each committee shall establish a schedule of major topics to be discussed during the year (to the degree these can be foreseen). The agenda for each committee meeting shall be furnished to all Directors in advance of the meeting, and each independent Director may attend any meeting of any committee, whether or not he or she is a member of that committee.

The Nomination and Governance Committee has the authority of an executive committee of the Board of Directors under Delaware law.

The Board and each committee shall have the power to hire and fire independent legal, financial or other advisors as they may deem necessary, without consulting or obtaining the approval of senior management of the Company in advance.

The Board may, from time to time, establish or maintain additional committees as necessary or appropriate.

Evaluation of Board Performance

The Nomination and Governance Committee shall conduct an annual review of Board performance, in accordance with guidelines recommended by the Committee and approved by the Board. This review shall include an overview of the talent base of the Board as a whole as well as an individual assessment of each outside Director's qualification as independent under the NYSE corporate governance rules and all other applicable laws, rules and regulations regarding director independence; consideration of any changes in a Director's responsibilities that may have occurred since the Director was first elected to the Board; and such other factors as may be determined by the Committee to be appropriate for review. Each of the standing committees shall conduct an annual evaluation of its own performance as provided in its charter. The results of the Board and committee evaluations shall be summarized and presented to the Board.

Attendance at Meetings

Directors are expected to attend the Company's Annual Meeting of Stockholders, Board meetings and meetings of committees on which they serve, and to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities. Information and materials that are important to the Board's understanding of the business to be conducted at a Board or committee meeting should be distributed to the Directors prior to the meeting, in order to provide time for review. The Chairman should establish a calendar of standard agenda items to be discussed at each meeting scheduled to be held over the course of the ensuing year, and, together with the Lead Director, shall establish the agenda for each Board meeting. Any Board member may suggest items for inclusion on the agenda or may raise subjects that are not on the agenda for that meeting.

Executive Sessions

The non-management Directors shall meet in executive session at each regularly scheduled Board meeting, and the independent Directors shall meet in executive session at least once during each calendar year. The Chairman shall preside at these executive sessions, unless he or she is an Executive Chairman, in which case the Lead Director or, if the Company does not have a Lead Director, an independent Director shall preside.

Annual Strategic Review

The Board shall review the Company's long-term strategic plans and the principal issues that it expects the Company may face in the future during at least one Board meeting each year.

Communications

The Board believes that senior management speaks for the Company. Individual Board members may, from time to time, meet or otherwise communicate with various constituencies that are involved with the Company, at the request of the Board or senior management.

Stockholders or other interested parties who wish to communicate with a member or members of the board of directors, including the Chairman or the non-management directors as a group, may do so by addressing their correspondence to the board member or members, c/o the Corporate Secretary, Citigroup Inc., 399 Park Avenue, New York, NY 10043. The board of directors has approved a process pursuant to which the office of the Corporate Secretary will review and forward correspondence to the appropriate person or persons for response.

Director Access to Senior Management

Directors shall have full and free access to senior management. Directors are requested to arrange such meetings through the Corporate Secretary. The Board welcomes regular attendance at each Board meeting by senior management of the Company. If the CEO wishes to have additional Company personnel attendees on a regular basis, this suggestion should be brought to the Board for approval.

Director Compensation

The form and amount of director compensation is determined by the Board based upon the recommendation of the Nomination and Governance Committee. The Nomination and Governance Committee shall conduct an annual review of director compensation. Directors who are employees of the Company shall not receive any compensation for their services as Directors. Directors who are not employees of the Company may not enter into any consulting arrangements with the Company without the prior approval of the Nomination and Governance Committee. Directors who serve on the Audit Committee shall not directly or indirectly provide or receive compensation for providing accounting, consulting, legal, investment banking or financial advisory services to the Company.

Charitable Contributions

If a Director, or an Immediate Family Member of a Director (see page 16 for definition) who shares the Director's household, serves as a director, trustee or executive officer of a foundation, university or other non-profit organization ("Charitable Organization") and such Charitable Organization receives contributions from the Company and/or the Citi Foundation, such contributions will be reported to the Nomination and Governance Committee at least annually.

In addition, the Company shall disclose in its proxy statement whether the aggregate contributions of the Company and the Citi Foundation to any Charitable Organization in which any independent Director serves as an executive officer exceed the greater of $1 million or 2% of such Charitable Organization's consolidated gross revenue for any single fiscal year within the preceding three years.

Director Orientation and Continuing Education

The Company shall provide an orientation program for new Directors which shall include presentations by senior management on the Company's strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its Code of Conduct, its management structure and Executive Officers and its internal and independent auditors. The orientation program may also include visits to certain of the Company's significant facilities, to the extent practical. The Company shall also make available continuing education programs for all members of the Board. All Directors are invited to participate in the orientation and continuing education programs.

CEO Performance

The Personnel and Compensation Committee shall conduct an annual review of the CEO's performance, as set forth in its charter. The Board of Directors shall review the Personnel and Compensation Committee's report in order to ensure that the CEO is providing the best leadership for the Company in the long and short term.

Succession Planning

The Nomination and Governance Committee shall make an annual report to the Board on succession planning. The entire Board shall work with the Nomination and Governance Committee to evaluate potential successors to the CEO. The CEO shall meet periodically with the Nomination and Governance Committee in order to make available his or her recommendations and evaluations of potential successors, along with a review of any development plans recommended for such individuals.

Code of Conduct and Code of Ethics for Financial Professionals

The Company has adopted a Code of Conduct and other internal policies and guidelines designed to support the mission statement set forth above and to comply with the laws, rules and regulations that govern the Company's business operations. The Code of Conduct applies to all employees of the Company and its subsidiaries, as well as to Directors, temporary workers and other independent contractors and consultants when engaged by or otherwise representing the Company and its interests. In addition, the Company has adopted a Code of Ethics for Financial Professionals, which applies to the principal executive officers of the Company and its reporting subsidiaries and all professionals worldwide serving in a finance, accounting, treasury, tax or investor relations role. The Nomination and Governance Committee shall receive reports regarding compliance with the Code of Conduct, the Code of Ethics for Financial Professionals and other internal policies and guidelines.

Recoupment of Unearned Compensation and Other Recoupment Rights

If the Board learns of any misconduct by an Executive Officer that contributed to the Company having to restate all or a portion of its financial statements, it shall take such action as it deems necessary to remedy the misconduct, prevent its recurrence and, if appropriate, based on all relevant facts and circumstances, punish the wrongdoer in a manner it deems appropriate. In determining what remedies to pursue, the Board shall take into account all relevant factors, including whether the restatement was the result of negligent, intentional or gross misconduct. The Board will, to the full extent permitted by governing law, in all appropriate cases, require reimbursement of any bonus or incentive compensation awarded to an Executive Officer or effect the cancellation of unvested restricted or deferred stock awards previously granted to the Executive Officer if: a) the amount of the bonus or incentive compensation was calculated based upon the achievement of certain financial results that were subsequently the subject of a restatement, b) the executive engaged in intentional misconduct that caused or partially caused the need for the restatement, and c) the amount of the bonus or incentive compensation that would have been awarded to the executive had the financial results been properly reported would have been lower than the amount actually awarded. In addition, the Board could dismiss the Executive Officer, authorize legal action for breach of fiduciary duty or take such other action to enforce the executive's obligations to Citigroup as may fit the facts surrounding the particular case. The Board may, in determining the appropriate punishment factor take into account penalties or punishments imposed by third parties, such as law enforcement agencies, regulators or other authorities. The Board's power to determine the appropriate punishment for the wrongdoer is in addition to, and not in replacement of, remedies imposed by such entities.

In accordance with regulatory requirements and developing best practices, the Company has adopted a number of additional requirements for the recoupment of compensation from certain employees in specified circumstances. The Company may adopt additional such provisions in the future or amend existing requirements as required by law or regulation or in accordance with best practices. A description of each such material requirement will appear in the Company's annual Proxy Statement in the Compensation Discussion and Analysis.

For the purposes of this Guideline, "Executive Officer" means any officer who has been designated an executive officer by the Board.

Insider Transactions

The Company does not generally purchase Company common stock from employees (except in connection with the routine administration of employee stock option and other equity compensation programs). Directors and Executive Officers may not trade shares of Company common stock during an administrative "blackout" period affecting the Company's 401(k) plan or pension plan pursuant to which a majority of the Company's employees are restricted from trading shares of Company common stock or transferring funds into or out of the Company common stock fund, subject to any legal or regulatory restrictions and the terms of the Company's Personal Trading Policy.

Stock Options

The Company prohibits the repricing of stock options. All new equity compensation plans and material revisions to such plans shall be submitted to stockholders for approval.

Financial Services

To the extent ordinary course services, including brokerage services, banking services, loans, insurance services and other financial services, provided by the Company to any Director or Immediate Family Member of a Director, are not otherwise specifically prohibited under these Corporate Governance Guidelines or other policies of the Company, or by law or regulation, such services shall be provided on substantially the same terms as those prevailing at the time for comparable services provided to non-affiliates.

Personal Loans

Personal loans may be made or maintained by the Company to a Director or an Executive Officer (designated as such pursuant to Section 16 of the Securities Exchange Act of 1934), or an Immediate Family Member who shares such person's household, only if the loan: (a) is made in the ordinary course of business of the Company or one of its subsidiaries, is of a type that is generally made available to the public, and is on market terms, or terms that are no more favorable than those offered to the general public; (b) complies with applicable law, including the Sarbanes-Oxley Act of 2002 and Regulation O of the Board of Governors of the Federal Reserve; (c) when made does not involve more than the normal risk of collectibility or present other unfavorable features; and (d) is not classified by the Company as Substandard (II) or worse, as defined by the Office of the Comptroller of the Currency (OCC) in its "Rating Credit Risk" Comptroller's Handbook.

Investments/Transactions

All Related Party Transactions (see page 16 for definition) shall comply with the procedures outlined in the Company's Policy on Related Party Transactions. Transactions (i) involving a Director (or an Immediate Family Member of a Director) or, (ii) if equal to or in excess of $50 million and involving an Executive Officer (or an Immediate Family Member of an Executive Officer) shall require the approval of the Nomination and Governance Committee of the Board. Transactions involving an Executive Officer (or an Immediate Family Member of an Executive Officer) valued at less than $50 million shall require the approval of the Transaction Review Committee.

The Company, its Executive Officers and any Immediate Family Member who shares an Executive Officer's household, individually or in combination, shall not make any investment in a partnership or other privately held entity in which a Director is a principal or in a publicly traded company in which a Director owns or controls more than a 10% interest.

Except as otherwise provided by this section, a Director or Immediate Family Member of a Director may participate in ordinary course investment opportunities or partnerships offered or sponsored by the Company only on substantially similar terms as those for comparable transactions with similarly situated non-affiliated persons.

Executive Officers and Immediate Family Members who share an Executive Officer's household may not invest in partnerships or other investment opportunities sponsored, or otherwise made available, by the Company unless their participation is approved in accordance with these Guidelines. Such approval shall not be required if the investment opportunity: (i) is offered to qualified employees and investment by Executive Officers is approved by the Personnel and Compensation Committee; (ii) is made available to an Executive Officer actively involved in a business unit, the principal activity of which is to make such investments on behalf of the Company, and is offered pursuant to a co-investment plan approved by the Personnel and Compensation Committee; or (iii) is offered to Executive Officers on the same terms as those offered to qualified persons who are not employees of the Company.

Except with the approval of the Nomination and Governance Committee, no Director or Executive Officer may invest in a third-party entity if the investment opportunity is made available to him or her as a result of such individual's status as, respectively, a Director or an Executive Officer of the Company.

No Director or Immediate Family Member who shares a Director's household shall receive an IPO allocation from a broker/dealer, including broker/dealers not affiliated with the Company.

Indemnification

The Company provides reasonable directors' and officers' liability insurance for the Directors and shall indemnify the Directors to the fullest extent permitted by law and the Company's certificate of incorporation and by-laws.

Amendments

The Board may amend these Corporate Governance Guidelines, or grant waivers in exceptional circumstances, provided that any such modification or waiver may not be a violation of any applicable law, rule or regulation and further provided that any such modification or waiver is appropriately disclosed.

Exhibit "A" To Corporate Governance Guidelines
Director Independence Standards

Introduction

A Director shall qualify as independent for purposes of service on the Board of the Company and its committees if the Board has determined that the Director has no material relationship with the Company, either directly or as an officer, partner or employee of an organization that has a relationship with the Company. A Director shall be deemed to have no material relationship with the Company and will qualify as independent provided that (a) the Director meets the Director Independence Standards set forth below and (b) if there exists any relationship or transaction of a type not specifically mentioned in the Director Independence Standards, the Board, taking into account all relevant facts and circumstances, determines that the existence of such other relationship or transaction is not material and would not impair the Director's exercise of independent judgment.

These Director Independence Standards have been drafted to incorporate the independence requirements contained in the NYSE corporate governance rules and all other applicable laws, rules and regulations in effect from time to time and are intended to supplement the provisions contained in the Corporate Governance Guidelines. A fundamental premise of the Director Independence Standards is that any permitted transactions between the Company (including its subsidiaries and affiliates) and a Director, any Immediate Family Member of a Director or their respective Primary Business Affiliations (see page 16 for definition) shall be on arms-length, market terms.

Independence Standards

To be considered independent, a Director must meet the following categorical standards.

<u>Advisory, Consulting and Employment Arrangements</u>

During any 12 month period within the last three years, neither a Director nor any Immediate Family Member of a Director shall have received from the Company, directly or indirectly, any compensation, fees or benefits in an amount greater than $120,000, other than amounts paid (a) pursuant to the Company's Amended and Restated Compensation Plan for Non-Employee Directors or (b) to an Immediate Family Member of a Director who is a non-executive employee of the Company or another entity.

In addition, no member of the Audit Committee, nor any Immediate Family Member who shares such individual's household, nor any entity in which an Audit Committee member is a partner, member or Executive Officer shall, within the last three years, have received any payment for accounting, consulting, legal, investment banking or financial advisory services provided to the Company.

Business Relationships

All business relationships, lending relationships, deposit and other banking relationships between the Company and a Director's Primary Business Affiliation or the Primary Business Affiliation of an Immediate Family Member of a Director must be made in the ordinary course of business and on substantially the same terms as those prevailing at the time for comparable transactions with non-affiliated persons.

In addition, the aggregate amount of payments for property or services in any of the last three fiscal years by the Company to, and to the Company from, any company of which a Director is an Executive Officer or employee or where an Immediate Family Member of a Director is an Executive Officer, must not exceed the greater of $1 million or 2% of such other company's consolidated gross revenues in any single fiscal year.

Loans may be made or maintained by the Company to a Director's Primary Business Affiliation or the Primary Business Affiliation of an Immediate Family Member of a Director, only if the loan: (a) is made in the ordinary course of business of the Company or one of its subsidiaries, is of a type that is generally made available to other customers, and is on market terms, or terms that are no more favorable than those offered to other customers; (b) complies with applicable law, including the Sarbanes-Oxley Act of 2002, Regulation O of the Board of Governors of the Federal Reserve, and the Federal Deposit Insurance Corporation (FDIC) Guidelines; (c) when made does not involve more than the normal risk of collectibility or present other unfavorable features; and (d) is not classified by the Company as Substandard (II) or worse, as defined by the Office of the Comptroller of the Currency (OCC) in its "Rating Credit Risk" Comptroller's Handbook.

Charitable Contributions

Annual contributions in any of the last three calendar years from the Company and/or the Citi Foundation to a Charitable Organization of which a Director, or an Immediate Family Member who shares the Director's household, serves as a director, trustee or executive officer (other than the Citigroup Foundation and other Charitable Organizations sponsored by the Company) may not exceed the greater of $250,000 or 10% of the Charitable Organization's annual consolidated gross revenue.

Employment/Affiliations

A Director shall not:

(i) be or have been an employee of the Company within the last three years;

(ii) be part of, or within the past three years have been part of, an interlocking directorate in which a current Executive Officer of the Company serves or has served on the compensation committee of a company that concurrently employs or employed the Director as an Executive Officer; or

(iii) be or have been affiliated with or employed by a present or former outside auditor of the Company within the three-year period following the auditing relationship.

A Director may not have an Immediate Family Member who:

(i) is an Executive Officer of the Company or has been within the last three years;

(ii) is, or within the past three years has been, part of an interlocking directorate in which a current Executive Officer of the Company serves or has served on the compensation committee of a company that concurrently employs or employed such Immediate Family Member as an Executive Officer; or

(iii) (A) is a current partner of the Company's outside auditor, or a current employee of the Company's outside auditor and personally works on the Company's audit, or (B) was within the last three years (but is no longer) a partner of or employed by the Company's outside auditor and personally worked on the Company's audit within that time.

Immaterial Relationships and Transactions

The Board may determine that a Director is independent notwithstanding the existence of an immaterial relationship or transaction between the Company and (i) the Director, (ii) an Immediate Family Member of the Director or (iii) the Director's or Immediate Family Member's business or charitable affiliations, provided the Company's Proxy Statement includes a specific description of such relationship as well as the basis for the Board's determination that such relationship does not preclude a determination that the Director is independent. Relationships or transactions between the Company and (i) the Director, (ii) an Immediate Family Member of the Director or (iii) the Director's or Immediate Family Member's business or charitable affiliations that comply with the Corporate Governance Guidelines, including but not limited to the Director

Independence Standards that are part of the Corporate Governance Guidelines and the sections titled Financial Services, Personal Loans and Investments/Transactions, are deemed to be categorically immaterial and do not require disclosure in the Proxy Statement (unless such relationship or transaction is required to be disclosed pursuant to Item 404 of SEC Regulation S-K).

Definitions

For purposes of these Corporate Governance Guidelines, (i) the term "Immediate Family Member" means a Director's or Executive Officer's (designated as such pursuant to Section 16 of the Securities Exchange Act of 1934) spouse, parents, step-parents, children, step-children, siblings, mother- and father-in law, sons- and daughters-in-law, and brothers and sisters-in-law and any person (other than a tenant or domestic employee) who shares the Director's household; (ii) the term "Primary Business Affiliation" means an entity of which the Director or Executive Officer, or an Immediate Family Member of such a person, is an officer, partner or employee or in which the Director, Executive Officer or Immediate Family Member owns directly or indirectly at least a 5% equity interest; and (iii) the term "Related Party Transaction" means any financial transaction, arrangement or relationship in which (a) the aggregate amount involved will or may be expected to exceed $120,000 in any fiscal year, (b) the Company is a participant, and (c) any Related Person (any Director, any Executive Officer of the Company, any nominee for director, any shareholder owning in excess of 5% of the total equity of the Company, and any Immediate Family Member of any such person) has or will have a direct or indirect material interest.